Limelight Media Group, Inc.
1300 North Northlake Way
Seattle, WA 98103-8919
800-544-3343

November 17, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Geoffrey Ossias

Re:	Limelight Media Group, Inc.
Preliminary Schedule 14C
Filed on October 5, 2005
File No. 000-29107

Dear Mr. Ossias:

In connection with the letter submitted and filed by our counsel, Pryor Cashman Sherman & Flynn LLP on November 9, 2005 (the “Response Letter”) responding to the Staff’s letter dated October 25, 2005 relating to our preliminary information statement on Schedule 14C (the “Information Statement”), we hereby acknowledge and confirm our understanding that:

(i)     we are fully responsible for the adequacy and accuracy of the disclosure contained in the Information Statement and the Response Letter;

(ii)     the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Information Statement; and

(iii)    we shall not assert Staff comments and the declaration of effectiveness of the Information Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Commission in the Response Letter. If the Commission has any questions or further comments with respect to the Information Statement or Response Letter we respectfully request that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Mr. Geoffrey Ossias
November 17, 2005

Very truly yours,

/s/David V. Lott
David V. Lott
Chief Executive Officer

cc:  L.L. Bradford & Co.
       Pryor Cashman Sherman & Flynn LLP